June 14, 2011

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

    Re: Van Kampen Unit Trusts, Series 1129 and Series 1135
        File Nos. 333-174147 and 333-174414

Dear Mr. Belitsky:

   We have reviewed the above registration statements on Form S-6 filed May 12 and May 23, 2011, respectively, for Series 1129 and Series 1135 of Van Kampen Unit Trusts (the "Trust"). Series 1129 consists of two underlying unit trust portfolios, Economic Expansion Portfolio, Series 5, and Inflation Hedge Portfolio, Series 2.   Series 1135 consists of one underlying portfolio, Global Expansion & Inflation Defense Portfolio, 2011 Series C.

   As requested in the transmittal letters accompanying these filings, and based on the representations made therein, we have conducted a selective review in accordance with Securities Act Release No. 6510.   Although we have no comments at this time, we note that portions of both filings are incomplete.   We may have comments on the information omitted, including certain exhibits, when added by pre-effective amendment, as well as on any information provided to us supplementally.

   We urge all persons who are responsible for the accuracy and adequacy of information in filings reviewed by the staff to be certain that all the required and other information needed for investors to make an informed decision has been provided.   Van Kampen Funds, Inc., the Trust's depositor (the "Depositor"), and the Trust are in possession of the facts relating to these registration statements, and they are responsible for the accuracy and adequacy of the information contained therein.

   In the event the Depositor or the Trust request accelerated effectiveness of these registration statements, they should furnish a letter, at the time of their request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not precluded from taking any further action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Depositor or the Trust from their full responsibility for the adequacy and accuracy of the information contained in the filing; and

- Neither the Depositor nor the Trust may assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with the review of these filings.

If you have any questions or concerns respecting these matters, please feel free to call me directly at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel